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EXHIBIT 99.1

www.allianceatlantis.com	TSX	:	AAC.A, AAC.B
	NASDAQ	:	AACB

For Immediate Release (AAC03-048)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

ALLIANCE ATLANTIS AND MOVIE DISTRIBUTION INCOME FUND
ANNOUNCE THE CLOSING OF THE FUND'S
INITIAL PUBLIC OFFERING

        TORONTO, CANADA — October 15, 2003 — Alliance Atlantis Communications Inc. (the "Company") and Movie Distribution Income Fund (the "Fund") announced today that the Fund has completed an initial public offering of 15,561,437 trust units priced at $10.00 per unit, with a cash-on-cash yield of 11.5%, for gross proceeds of $155,614,370. The net proceeds were used by the Fund to acquire an indirect approximate 43% interest in the Company's motion picture distribution business, which is now carried on by Motion Picture Distribution LP (the "Partnership").

        The Company received gross proceeds of approximately $231 million on the closing of the offering from the sale of the 43% interest in its motion picture distribution business, through a combination of proceeds from the Fund's offering of units and funds borrowed by the Partnership.

        The Fund has granted the underwriters an option to purchase up to an additional 2,334,216 units at $10.00 per unit for a period expiring thirty days following the date of closing. If the underwriters' over-allotment option is exercised in full, the Fund will indirectly acquire a further interest of approximately 6% in the Partnership, following which the Company will have received a total of approximately $254 million from the sale of an aggregate 49% interest in its motion picture distribution business. The Company will use these funds, after the underwriters' commissions and expenses of the offering, to reduce indebtedness in accordance with its stated policy in this regard.

        The Fund's units have commenced trading today on the Toronto Stock Exchange under the symbol "FLM.UN".

        The initial monthly cash distribution of the Fund for the period from the closing of the offering to November 30, 2003 is expected to be paid on or before December 15, 2003 and is estimated to be approximately $0.1438 per unit.

        The Fund units offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

Alliance Atlantis Communications Inc.

        Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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EXHIBIT 99.1